EXHIBIT 4.1.2

                                              AMENDMENT TWO
                                   COUNTRYWIDE CREDIT INDUSTRIES, INC.
                          TAX DEFERRED SAVINGS AND SUPPLEMENTAL INVESTMENT PLAN

Countrywide Credit Industries, Inc. desires to amend the Countrywide Credit Industries, Inc. Tax Deferred Savings and Supplemental Investment Plan (the "Savings Plan") to allow for the transfer of certain assets and liabilities to a new trustee and 401(k) plan for participants who are Transferred Employees as contemplated in the Agreement and Plan of Merger Dated January 20, 1997 among CWM Mortgage Holdings, Inc., Countrywide Asset Management Corporation and Countrywide Credit Industries, Inc. and related agreements.

Pursuant to Section 19.09 of the Savings Plan, the Compensation Committee of the Board of Directors has determined that Savings Plan assets to be transferred will provide a benefit that is equal to the benefit that each participant who is a transferred employee would have been able to receive immediately before the transfer of plan assets. The Savings Plan is hereby amended as follows:

1. A new Section 2.11 shall be added effective June 30, 1997, to read as follows:

         2.11 Special Rule in Connection with Certain Spinoffs and Mergers. Notwithstanding any other provision hereof to the contrary, to the extent specified in a resolution of the Board of Directors, assets and liabilities of Accounts may be transferred to the trustee of another company's qualified plan. The names of the company qualified plan and trustee accepting the transfer, as well as the nature of the assets, shall be set forth in Appendix D hereof. Thereafter, each Account shall be governed by the terms and conditions of the qualified plan accepting the transfer. Transfer of a Participants Account and assets related to such Account shall completely discharge all obligations of the Company and Plan to a Participant, a company to which the participant was transferred and a plan and trust to which the assets were transferred.

                                                APPENDIX D

                                 CERTAIN MERGER AND SPINOFF TRANSACTIONS

                  The following table sets forth certain corporations or other trades or businesses and the qualified plan and trustee who shall receive the assets specified in resolutions of the Board of Directors.

Name of Plan               .........        Trustee                       Assets
------------                                -------                       ------

INMC Mortgage Holdings, Inc.........  Scudder Trust Co.    Employer Contribution
401(k) Plan                .........                               Account: ESOP
                           .........                           Account: Rollover
                           .........                       Contribution Account:
                           .........                             Salary Deferral
                           .........                       Contribution Account:
                           .........                                 Plan Loans

* All Accounts containing shares of Countrywide Credit Industries, Inc. common stock shall be transferred in kind.